SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE TO/A
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                               _________________

                           COMMERCIAL METALS COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEP Metals Sub LLC
                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                      Icahn Partners Master Fund III L.P.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   201723103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                                GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE:
$1,560,210,000*                                                $   178,800.07**
--------------                                                 ----------------
* Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 104,014,000 shares of common stock of the Issuer multiplied by $15 per share. The number of shares used in the transaction value calculation is based on the 115,539,000 shares stated to be issued and outstanding according to the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on December 6, 2011, less 11,525,000 shares beneficially owned, as of December 9, 2011, by the Offeror and its affiliates.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
     #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

[X]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                              Filing Party:
$178,800.07                                       Icahn EnterprisesHoldings LP
Form or registration no.:                            Date Filed:
Schedule TO-T                                     December 9, 2011

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1
[ ]  going-private transaction subject to Rule 13e-3
[ ]  issuer tender offer subject to Rule 13e-4
[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                     COMBINED SCHEDULE TO AND SCHEDULE 13D

     * Introductory Note: IEP Metals Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer. IEP Metals Sub LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on December 9, 2011 (as amended by Amendment No. 1 filed on
December 9, 2011, the "Schedule TO") relating to the offer by IEP Metals Sub LLC, a Delaware limited liability company ("IEP Metals Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings", and together with IEP Metals Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Commercial Metals Company, a Delaware corporation ("Commercial Metals"), including the associated rights issued pursuant to the Rights Agreement, dated as of July 30, 2011, between Commercial Metals and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, that are issued and outstanding (the "Rights", and together with the Common Stock, the "Shares") at a price of $15.00 per Share, without interest and less any required withholding taxes, if any. Both IEP Metals Sub and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 9, 2011 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on July 28, 2011, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").

ITEM 11.     ADDITIONAL INFORMATION

(b)  Other  Material  Information

     Item 11 of the Schedule TO and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below:

     - The penultimate paragraph of the "Introduction" of the Offer to Purchase is deleted in its entirety and replaced with the following:

          "Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available."

     - The last paragraph of Section 7 "Certain Information Concerning the Company" is deleted in its entirety and replaced with the following:

          "Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available."

     - The second paragraph of Section 8 "Certain Information Concerning the Offer" of the Offer to Purchase is deleted in its entirety and replaced with the following:

          Icahn Enterprises Holdings is a Delaware limited partnership. Icahn Enterprises Holdings' general partner is Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), a Delaware corporation. Icahn Enterprises Holdings' limited partner is Icahn Enterprises LP, ("Icahn Enterprises") a Delaware limited partnership. Icahn Enterprises GP is the general partner of Icahn Enterprises. Mr. Carl C. Icahn is the indirect holder of approximately 92.6% of the issued and outstanding depositary units representing limited partnership interests in Icahn Enterprises. Icahn Enterprises G.P. Inc. is 100% owned by Beckton Corp. ("Beckton"), a Delaware corporation. Beckton Corp. is 100% owned by Mr. Carl C. Icahn, a United States citizen. The business address of Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York, 10153, where the business phone number is (212) 702-4300. The business address of each of Icahn Enterprises Holdings, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and Beckton Corp. is 767 Fifth Avenue, 47th Floor, New York, New York, 10153, where the business phone number is (212) 702-4300.

     - The third paragraph of Section 8 "Certain Information Concerning the Offer" of the Offer to Purchase is amended by adding the following sentence to the end of such paragraph:

          "Icahn Enterprises L.P., a master limited partnership, is a diversified holding company engaged in eight primary business segments: Investment, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion."

     - The fourth paragraph of Section 8 "Certain Information Concerning the Offer" of the Offer to Purchase is amended by adding the following sentence to the end of such paragraph:

          "Each of the executive officers and directors listed on Schedule I hereto is a United States citizen."

     - The fifth paragraph of Section 8 "Certain Information Concerning the Offer" of the Offer to Purchase is amended by inserting the words "Icahn Enterprises," between the words "Icahn Enterprises Holdings," and "Icahn Enterprises GP".

     - The sixth paragraph of Section 8 "Certain Information Concerning the Offer" of the Offer to Purchase is amended by inserting the words "Icahn Enterprises," between the words "Icahn Enterprises Holdings," and "Icahn Enterprises GP", in each place such words appear.

     - Clause (i) of the second paragraph of Section 14 "Conditions of the Offer" of the Offer to Purchase is deleted in its entirety and replaced with the following:

          "(i)  any  one  or  more  of  the  Minimum  Condition, the Poison Pill
          Condition or the Delaware 203 Condition is not satisfied or waived prior to the expiration of the Offer, or"

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ICAHN PARTNERS LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN PARTNERS MASTER FUND LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN PARTNERS MASTER FUND II LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN PARTNERS MASTER FUND III LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   HIGH RIVER LIMITED PARTNERSHIP
                                   BY:  HOPPER INVESTMENTS LLC,
                                        ITS GENERAL PARTNER
                                   BY:  BARBERRY CORP., ITS SOLE MEMBER


                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   HOPPER INVESTMENTS LLC
                                   BY:  BARBERRY CORP., ITS SOLE MEMBER

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   BARBERRY CORP.

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN ONSHORE LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN OFFSHORE LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN CAPITAL LP

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   IPH GP LLC

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                   ICAHN ENTERPRISES HOLDINGS L.P.
                                   BY:ICAHN ENTERPRISES G.P. INC.,
                                      ITS GENERAL PARTNER

                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                        Name: EDWARD MATTNER
                                        Title: AUTHORIZED SIGNATORY


                                   IEP METALS SUB LLC
                                   BY:ICAHN ENTERPRISES HOLDINGS L.P.,
                                        ITS SOLE MEMBER
                                   BY:  ICAHN ENTERPRISES G.P. INC.,
                                     ITS GENERAL PARTNER

                                    By:  /S/ DOMINICK RAGONE
                                         --------------------
                                        Name: DOMINICK RAGONE
                                        Title: CHIEF FINANCIAL OFFICER


                                   ICAHN ENTERPRISES G.P. INC.

                                   By:  /S/ DOMINICK RAGONE
                                       --------------------
                                       Name: DOMINICK RAGONE
                                       Title: CHIEF FINANCIAL OFFICER


                                   BECKTON CORP.


                                   By:  /S/ EDWARD MATTNER
                                        ------------------
                                       Name: EDWARD MATTNER
                                       Title: AUTHORIZED SIGNATORY


                                    /S/ CARL C. ICAHN
                                    -----------------
                                    Name: CARL C. ICAHN

Date: December 19, 2011

                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
__________     ____________

(a)(1)(i)      Offer to Purchase, dated December 9, 2011*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

(a)(1)(iii)    Notice of Guaranteed Delivery*

(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees*

(a)(1)(v)      Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 9, 2011*

(a)(5)(ii) Press Release of the Offeror, dated December 6, 2011 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 6, 2011)*

(a)(5)(iii)    Press Release of Icahn Enterprises LP, dated December 9,
               2011*

(b)            None.

(d)            None.

(g)            None.

(h)            None.


_________________
     *  Previously Filed